Exhibit 99.1

103033 PRESS RELEASE

AEGON TO SELL MONEYMAXX GERMANY

TO DEUTSCHER RING

The Hague, April 15, 2005 – AEGON today announced that it has entered into an agreement to sell its German subsidiary, AEGON Lebensversicherungs-AG, which operates under the name MoneyMaxx, to Deutscher Ring.

The sale is subject to German regulatory approval and is expected to be completed in the third quarter of 2005.

In 2004, AEGON Lebensversicherungs-AG generated gross premiums of EUR 82 million and net income of EUR 1.0 million.

AEGON contends that the MoneyMaxx unit linked life insurance activities and its customers are better served by incorporating them into the existing life insurance activities of Deutscher Ring. AEGON will continue to explore new opportunities in Germany with a special focus on the corporate pension market.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com